# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRUSTMARK CORP, CIK 0000036146
CUSIP: 898402102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 248 East Capitol Street, P.O. Box 291, Jackson, Mississippi (MS), 39201
Date of event which requires filing of this statement: 12/02/2025
Amends the filing with accession number 0001015402-04-001741
Filed by CIK 0001241883
Persons authorized to receive notices and communications: Matthew L. Holleman, III,, Trustee Robert M. Hearin Support, Foundation P. O. Box 16505, Jackson, Mississippi (MS), 39236-6505, (601) 366-8363

## Reporting persons
- ROBERT M HEARIN SUPPORT FOUNDATION (CIK 0001241883): type of reporting person: other (OO); citizenship or place of organization: Mississippi (MS); member of a group; source of funds: other (OO); sole voting power 2,735,000; shared voting power 0; sole dispositive power 2,735,000; shared dispositive power 0; aggregate amount beneficially owned 2,735,000 (4.57% of the class)
- The Robert M Hearin Foundation: type of reporting person: other (OO); citizenship or place of organization: Mississippi (MS); member of a group; source of funds: other (OO); sole voting power 240,000; shared voting power 0; sole dispositive power 240,000; shared dispositive power 0; aggregate amount beneficially owned 240,000 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: TRUSTMARK CORP
Address of issuer's principal executive offices: 248 East Capitol Street, P.O. Box 291, Jackson, Mississippi (MS), 39201
Comment:
This Amendment No. 10 (this "Amendment") amends and supplements the Statement on Schedule 13D, as heretofore amended (the "Schedule 13D"), relating to the shares of common stock, no par value (the "Shares"), of Trustmark Corporation, a Mississippi corporation (the "Issuer"), previously filed by Robert M. Hearin Support Foundation, The Robert M. Hearin Foundation, Capitol Street Corporation (currently, Capitol Street LLC, pursuant to a merger) and Galaxie Corporation (each a "Reporting Person" and, collectively, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of the change in the Reporting Persons' ownership percentage of the Shares caused (i) by the sale of an aggregate of 615,000 Shares by Robert M. Hearin Support Foundation on December 2, 2025, (ii) and by other sales of Shares beneficially owned by Reporting Persons, since the previous amendment, which such other sales did not collectively result in a disposition of 1% of the outstanding shares of the Issuer. This Amendment is also being filed to update Item 5.

Since the previous amendment, Capitol Street has sold all of its Trustmark Shares, and Galaxie's ownership interest was limited to shared voting and disposition authority over Capitol Street's shares. As a result of those sales, both entities have been removed from this Amendment.

Based on the sale of 615,000 shares by the Robert M. Hearin Support Foundation on December 2, 2025, the Robert M. Hearin Support Foundation and The Robert M. Hearin Foundation cease to hold more than 5% of the outstanding stock of the Issuer. Therefore, this Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for Robert M. Hearin Support Foundation and The Robert M. Hearin Foundation.

## Item 2. Identity and Background
Name of person filing: No change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction: No change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and supplemented to add the information incorporated by reference in Exhibit 99.1 of this Amendment
Number of shares as to which each person has sole or shared power to vote or dispose: The beneficial ownership information of the Reporting Persons is hereby incorporated by reference in Exhibit 99.1 of this Amendment.
Transactions in the class effected during the past sixty days: Except as disclosed herein, there have been no transactions by persons listed in Item 2 in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons have ceased to be the beneficial owner of more than 5% of the outstanding stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Changes to Item 5
Exhibit 99.2 - Schedule I

## Signatures
- ROBERT M HEARIN SUPPORT FOUNDATION: /s/ Robert M. Hearin, Jr., Robert M. Hearin, Jr., Trustee (12/03/2025)
- ROBERT M HEARIN SUPPORT FOUNDATION: /s/ Matthew L. Holleman, III, Matthew L. Holleman, III, Trustee (12/03/2025)
- ROBERT M HEARIN SUPPORT FOUNDATION: /s/ Steve M. Hendrix, Steve M. Hendrix, Trustee (12/03/2025)
- ROBERT M HEARIN SUPPORT FOUNDATION: /s/ Laurie Hearin McRee, Laurie Hearin McRee, Trustee (12/03/2025)
- ROBERT M HEARIN SUPPORT FOUNDATION: /s/ Alan W. Perry, Alan W. Perry, Trustee (12/03/2025)
- ROBERT M HEARIN SUPPORT FOUNDATION: /s/ Jackie Blackwell, Jackie Blackwell, Trustee (12/03/2025)
- ROBERT M HEARIN SUPPORT FOUNDATION: /s/ Phillip Sykes, Phillip Sykes, Trustee (12/03/2025)
- The Robert M Hearin Foundation: /s/ Robert M. Hearin, Jr., Robert M. Hearin, Jr., Trustee (12/03/2025)
- The Robert M Hearin Foundation: /s/ Matthew L. Holleman, III, Matthew L. Holleman, III, Trustee (12/03/2025)
- The Robert M Hearin Foundation: /s/ Steve M. Hendrix, Steve M. Hendrix, Trustee (12/03/2025)
- The Robert M Hearin Foundation: /s/ Laurie Hearin McRee, Laurie Hearin McRee, Trustee (12/03/2025)
- The Robert M Hearin Foundation: /s/ Alan W. Perry, Alan W. Perry, Trustee (12/03/2025)
- The Robert M Hearin Foundation: /s/ Jackie Blackwell, Jackie Blackwell, Trustee (12/03/2025)
- The Robert M Hearin Foundation: /s/ Phillip Sykes, Phillip Sykes, Trustee (12/03/2025)